"Exemption No. 82-3998"

Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90

SUPPL

03 MAR 11 AM 7:21

Ref.:
Ellen W Ronæss, Shareholder Service, Tel.: +4722544430

Date: 25 February 2003

03007264

ORK - Trade subject to notification

Primary insider, Managing director Håkon C Andersen, Orkla Foods, has on 25 February 2003 bought 1,500 shares in Orkla at NOK 93. His total shareholding is thereby increased to 9,102 shares.

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

dlw 3/11

"Exemption No. 82-3998"

Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ole Kristian Lunde, SVP Corporate Communications, Tel: +47 22 54 44 31

Date: February 26, 2003

ORK – Trade subject to notification: own shares

Orkla ASA has on February 25, 2003 closed a transaction with the purpose to reduce its exposure in cash settled financial derivative linked to the development in the Orkla share price with the equivalent of 150,000 shares. The transaction has been cash settled based on a share price equal to NOK 92.27. The derivative position has been linked to hedging of Orkla's share price based bonus programme and the transaction has been carried out in order to align the hedge of the bonus programme with Orkla's current exposure linked to the bonus programme.

Orkla's total shareholding of own shares after this transaction is 9,605,282. In addition, Orkla has a remaining exposure through cash settled financial derivatives equivalent to 569,400 shares linked to hedging of its share price based bonus programme.